

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2015

<u>Via E-mail</u>
Dr. Kwanghyun Kim
Chief Executive Officer
ROID Group, Inc.
10827 Cloverfield Pt.
San Diego, CA 92131

> **Re: ROID Group, Inc.**
> **Registration Statement on Form S-1**
> **Amended May 26, 2015**
> **File No. 333-201836**

Dear Dr. Kim:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, it does not include financial statements for the interim period ending March 31, 2015 as required by Rule 8-03 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Please contact Kate Maher at (202) 551-3184 or me at (202) 551- 3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Andrew Coldicutt, Esq.